SPEECHFX, INC.

October 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:                   Mark P. Shuman, Branch Chief—Legal
Katherine Wray, Staff Attorney
Jennifer Fugario, Staff Accountant

Re:          SpeechFX, Inc.
Registration Statement on Form 10
Initial Form 10 filed August 25, 2011; Amendment No. 1 filed October 14, 2011
File No. 000-54445

Ladies and Gentlemen:

On August 25, 2011, SpeechFX, Inc., a Delaware corporation (the “Company”) filed a registration statement on Form 10-12G (the “Form 10”) under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 000-54445.  The Company filed Amendment No. 1 to the Form 10 on October 14, 2011.

The Company hereby requests immediate withdrawal of the Form 10, along with any amendments and exhibits.

The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)) before the Company has had an opportunity to fully respond to the comments of the staff of the Commission. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request, please contact the undersigned, Roger D. Dudley, Chief Executive Officer (at 801-633-5488), or the Company’s outside counsel, Wayne D. Swan of Durham, Jones & Pinegar (at 801-415-3000).  Thank you for your assistance in this matter.

Very truly yours,

SPEECHFX, INC.

By:           /s/ Roger D. Dudley
Name: Roger D. Dudley
Title:  Chief Executive Officer